UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 6, 2018

CIGNA CORPORATION
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-08323	06-1059331
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

900 Cottage Grove Road Bloomfield, Connecticut		06002
_________________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant's telephone number, including area code:	(860) 226-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
 [  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on March 8, 2018, Cigna Corporation ("Cigna") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Express Scripts Holding Company, a Delaware corporation ("Express Scripts"), Halfmoon Parent, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cigna ("Holdco"), Halfmoon I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco ("Merger Sub 1"), and Halfmoon II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco ("Merger Sub 2").

Subject to the conditions of the Merger Agreement, Cigna will acquire Express Scripts in a cash and stock transaction through: (1) the merger of Merger Sub 1 with and into Cigna (the "Whitman Merger"), with Cigna surviving the Whitman Merger as a direct wholly owned subsidiary of Holdco, and (2) the merger of Merger Sub 2 with and into Express Scripts (the "Emerson Merger" and, together with the Whitman Merger, the "Merger"), with Express Scripts surviving the Emerson Merger as a direct wholly owned subsidiary of Holdco.  The Whitman Merger and Emerson Merger will become effective concurrently (such time, the "Effective Time").

In connection with the Merger, Cigna and Holdco entered into a commitment letter, dated as of March 8, 2018, with Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (now known as MUFG Bank, Ltd.) (the "Commitment Letter"), pursuant to which such financial institutions have committed to provide, subject to the terms and conditions of the Commitment Letter, a $26.7 billion 364-day senior unsecured bridge term loan facility.

Revolving Credit and Letter of Credit Agreement

On April 6, 2018, in connection with the Merger, Cigna and Holdco entered into the Revolving Credit and Letter of Credit Agreement with the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd. and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, Citibank, N.A., as syndication agent, and Bank of America, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd. and Wells Fargo Bank, National Association, as documentation agents (the "Revolving Credit Agreement").  The Revolving Credit Agreement replaces Cigna's Fifth Amended and Restated Revolving Credit and Letter of Credit Agreement, dated December 22, 2017.  Prior to the Merger, Cigna will be the borrower under the Revolving Credit Agreement.  On and after the Merger, Holdco will be the borrower under the Revolving Credit Agreement and Cigna will be automatically discharged and released from all of its duties and obligations thereunder and will not have any rights, benefits, duties or obligations thereunder.

Prior to the Merger, Cigna can borrow up to an aggregate principal amount of $1.50 billion for general corporate purposes, of which up to $500 million is available for the issuance of standby letters of credit.  On and after the Merger, Holdco can borrow up to an aggregate principal amount of $3.25 billion for general corporate purposes, of which up to $500 million is available for the issuance of standby letters of credit.  The Revolving Credit Agreement also includes an option to increase the facility amount by up to $500 million and an option to extend the termination date of April 5, 2023 for additional one year periods, in each case, subject to the consent of the administrative agent and the committing banks and satisfaction of certain other conditions.

The Revolving Credit Agreement provides for interest rate options on advances at rates equal to either: (x) in the case of base rate advances, the highest of (i) JPMorgan's base (or prime) rate, (ii) the federal funds rate plus 0.50% and (iii) one-month LIBOR plus 1.0%, in each case plus an applicable margin based on Cigna's, or after the Merger, Holdco's public debt ratings (as determined by Moody's Investors Service, Inc. or Standard & Poor's Rating Services); or (y) in the case of Eurodollar rate advances, LIBOR plus an applicable margin based on Cigna's, or after the Merger, Holdco's public debt ratings.

The Revolving Credit Agreement contains customary covenants and restrictions, including a financial covenant that Cigna, or after the Merger, Holdco may not permit its leverage ratio – which is the ratio of total consolidated debt to total consolidated capitalization (each as defined in the Revolving Credit Agreement) – to be greater than (x) prior to the Merger, 0.50 to 1.00, and (y) on or after the Merger, 0.60 to 1.00.  The leverage ratio calculation excludes (i) net unrealized appreciation in fixed maturity investments and the portion of the post-retirement benefits liability adjustment attributable to pension as included in accumulated other comprehensive loss on Cigna's, or after the Merger, Holdco's consolidated balance sheets and (ii) any debt issued to finance a material acquisition at any time after a definitive agreement for such acquisition has been executed and prior to the consummation of such acquisition.

The Revolving Credit Agreement contains other customary provisions regarding events of default, which could result in the termination of commitments, an acceleration of repayment of any advances outstanding and/or the provision of cover in an amount equal to the aggregate amount of any outstanding letters of credit.  The events of default include, among other things, bankruptcy or insolvency proceedings, change of control and cross-acceleration with respect to other debt agreements.

In certain circumstances, certain subsidiaries of Cigna, or after the Merger, Holdco will be required to guarantee the obligations of Cigna or Holdco, as applicable, under the Revolving Credit Agreement.

The agents and banks under the Revolving Credit Agreement perform normal banking, investment banking and/or advisory services for Cigna and Holdco from time to time for which they receive customary fees and expenses.

The description above is a summary and is qualified in its entirety by the Revolving Credit Agreement, which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

Term Loan Credit Agreement

On April 6, 2018, Cigna and Holdco entered into a Term Loan Credit Agreement with the lenders named therein, Morgan Stanley Senior Funding, Inc., as administrative agent, Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as joint lead arrangers and joint book managers, and MUFG Bank, Ltd., Citibank, N.A., JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Wells Fargo Securities, LLC, as syndication agents (the "Term Loan Credit Agreement").

The Term Loan Credit Agreement provides for a three-year unsecured term loan facility in aggregate principal amount of $3.0 billion, which will be available on the Effective Date (as defined in the Term Loan Credit Agreement) to finance the Merger, repay certain existing indebtedness of Express Scripts as required under the Merger Agreement, and pay fees and expenses in connection with the Merger.  Concurrently with entry into the Term Loan Credit Agreement, the bridge facility commitments under the Commitment Letter reduced to $23.7 billion.

The Term Loan Credit Agreement may be prepaid, and its commitments may be reduced, at any time in whole or in part without premium or penalty (other than the payment of customary LIBOR breakage amounts).  Term loans prepaid may not be reborrowed.  The Term Loan Credit Agreement does not include mandatory prepayment provisions.

Lenders' commitments under the Term Loan Credit Agreement terminate on the earliest to occur of (i) 11:59 p.m. on the date that is 5 business days after December 8, 2018, which shall be extended to the date that is 5 business days after June 8, 2018 in certain circumstances, (ii) the consummation of the Merger without any use of the term loans and (iii) the date of any public announcement by Cigna of the abandonment by Cigna of the Merger or the termination in accordance with the terms of the Merger Agreement of Cigna's obligations under the Merger Agreement to consummate the Merger.

The Term Loan Credit Agreement provides for interest rate options on advances at rates equal to either: (x) in the case of base rate advances, the highest of (i) the federal funds rate plus 0.50%, (ii) the prime lending rate, as published from time to time in the "Money Rates" section of The Wall Street Journal and (iii) one-month LIBOR plus 1.0%, in each case plus an applicable margin based on Cigna's, or after the Merger, Holdco's public debt ratings (as determined by Moody's Investors Service, Inc. or Standard & Poor's Rating Services); or (y) in the case of Eurodollar rate advances, LIBOR plus an applicable margin based on Cigna's, or after the Merger, Holdco's public debt ratings.

The Term Loan Credit Agreement contains customary covenants and restrictions, including a financial covenant that Cigna, or after the Merger, Holdco may not permit its leverage ratio – which is the ratio of total consolidated debt to total consolidated capitalization (each as defined in the Term Loan Credit Agreement) – to be greater than 0.60 to 1.00.  The leverage ratio calculation excludes (i) net unrealized appreciation in fixed maturity investments and the portion of the post-retirement benefits liability adjustment attributable to pension as included in accumulated other comprehensive loss on Cigna's, or after the Merger, Holdco's consolidated balance sheets and (ii) any debt issued to finance a material acquisition at any time after a definitive agreement for such acquisition has been executed and prior to the consummation of such acquisition.

The Term Loan Credit Agreement contains other customary provisions regarding events of default, which could result in the termination of commitments, an acceleration of repayment of any advances outstanding and/or the provision of cover in an amount equal to the aggregate amount of any outstanding letters of credit.  The events of default include, among other things, bankruptcy or insolvency proceedings, change of control and cross-acceleration with respect to other debt agreements.

In certain circumstances, certain subsidiaries of Cigna, or after the Merger, Holdco will be required to guarantee the obligations of Cigna or Holdco, as applicable, under the Term Loan Credit Agreement.

The agents and banks under the Term Loan Credit Agreement perform normal banking, investment banking and/or advisory services for Cigna and Holdco from time to time for which they receive customary fees and expenses.

The description above is a summary and is qualified in its entirety by the Term Loan Credit Agreement, which is filed as Exhibit 10.2 to this report and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description contained under Item 1.01 above is hereby incorporated by reference in its entirety into this Item 2.03.

* * *

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Revolving Credit and Letter of Credit Agreement, dated as of April 6, 2018

10.2	Term Loan Credit Agreement, dated as of April 6, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIGNA CORPORATION
(Registrant)

By:	/s/ Eric P. Palmer
Name: Eric P. Palmer
Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Dated:  April 12, 2018